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CIBT Signs MOU with Yunnan CRTVU of China

January 25th, 2010: CIBT Education Group Inc. (NYSE Amex & TSXV symbol: MBA) is pleased to announce that it has signed a Memorandum of Understanding with Yunnan Open University (“Yunnan OU”), previously known as Yunnan CRTVU, a division of The Open University of China (previously CCRTVU or China Central Radio Television University).

The terms of the agreement outline the incorporation of content from CIBT China, Sprott-Shaw Community College (Canada) and the American Hotel and Lodging Educational Institute (USA) into Yunnan OU’s existing programs and offering courses in Pre-Baccalaureate Preparation, International Hotel and Tourism Management, Business Management, and Instructor’s Training for Teaching English (TESOL).  This agreement is an expansion of the MOU signed between CIBT and China Central Radio and Television University in Beijing (“CCRTVU”) as reported on October 19, 2009.

“We are very pleased to have expanded our relationship from Beijing’s CCRTVU to its branch school in Yunnan, the Yunnan CRTVU” commented Toby Chu, President and CEO, Vice Chairman. “By partnering with the largest university system in the world with over 3.2 million students in its education system, CIBT and its subsidiaries will be able to add value by exporting our Canadian and U.S education content to China utilizing Open University’s existing infrastructure.  This strategy will allow us to potentially reach out to millions of students through-out China without incurring significant costs and time delays.”

About Yunnan Open University:

Established in 1979, Yunnan Open University utilizes cutting edge technology to deliver higher education.  With its main campus in Kunming City, Yunnan Province, the institution is the largest university in Yunnan Province with 66 campuses and 111 teaching locations.  With 1,515 staff, 825 faculty members and over 130,000 graduates, current enrollment at the university is 72,134 students.

Yunnan Open University employs a wide range of media for its delivery of programs such as radio, television, language teaching materials, audio-visual materials, computer courseware and networks to deliver long-distance education programs to students across China. It was the first university college to deliver distance training based on a combination of Satellite TV Network, Computer Network and Teaching Management Network.

The university offers many programs from their list of schools including the School of Humanities, School of Science and Engineering, School of Economics, School of Modern Educational Technology, as well as a vocational training school.

About China Open University (previously CCRTVU) in Beijing:

Established in 1979, China’s Central Radio & TV University (CCRTVU) is a college university directly under the Ministry of Education (MOE).  CCRTVU is a distance education learning provider utilizing the latest in innovation and technology to deliver programs to its students.  In collaboration with 44 other provincial open universities, 956 municipal open universities, and 1,875 county-level open universities, CCRTVU’s system of schools has a student population of 3.2 million students, of which 2.87 million are open learning students, totaling 10% of all post-secondary students in China as of the Spring of  2009.

CCRTVU employs a wide range of media for its delivery of programs such as radio, television, language teaching materials, audio-visual materials, computer courseware and networks to deliver long-distance education programs to students across China. It was the first university college to deliver distance training based on a combination of Satellite TV Network, Computer Network and Teaching Management Network.

CCRTVU offers over 580 programs in 10 major areas including Science, Engineering, Agriculture, Medical, Arts, Law, Economics, Management, Education and History. CCRTVU offers bachelor and diploma education programs, as well as non-degree programs in vocational training and agricultural applied technology training.  CCRTVU’s infrastructure includes 6 teaching colleges including Arts and Law College, Economics and Management College, Engineering College, Education College, Foreign Language College, Agriculture and Forestry Medical College.  Other CCRTVU colleges are: College for Continuing Studies and 81 College’s for Military, General Staff College for Military, Education College for Disabilities, Tibet College, and Central College for National Authorities, China TV Normal College, China Liaoyuan Radio and Television School and Central Radio and Television Professional Secondary School.

About CIBT Education Group Inc:

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, New Zealand, the Netherlands, the Philippines, South Korea, the United Kingdom, the United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

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